UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8
to Schedule 13D Previously Filed with Respect to
Hungarian Telephone and Cable Corp.)

Invitel Holdings A/S

(formerly Hungarian Telephone and Cable Corp.)

 (Name of Issuer)

Ordinary Shares, par value €0.01 per share
 (Title of Class of Securities)

K49769 100

(CUSIP Number)

Lawrence H. Guffey The Blackstone Group 40 Berkeley Square London W1J 5AL, U.K. +44 20 7451 4000	Andrew Sillitoe Apax Partners LLP 33 Jermyn Street London SW1Y 6DN, U.K. +44 20 7872 6300	Kurt Björklund Permira Advisers KB Birger Jarlsgatan 12 114 34 Stockholm Sweden +46 8503 122 00

Oliver Haarmann Kohlberg Kravis Roberts & Co. Ltd. 7 Carlton Gardens London SW1Y 5AD, U.K. +44 20 7839 9800	Gustavo Schwed Providence Equity LLP (formerly “Providence Equity Partners Limited”) 78 Brook Street London W1K 5EF, U.K. +44 20 7514 8800

Copy To:

Michael Wolfson, Esq.
Simpson Thacher & Bartlett LLP
CityPoint
One Ropemaker Street
London EC2Y 9HU, U.K.
+44 20 7275 6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

This Amendment No. 8 to the Schedule 13D of Nordic Telephone Company ApS (“NTC”) and the other joint filing persons as described therein amends and supplements the Schedule 13D filed by NTC on January 25, 2006, as amended prior to this Amendment No. 8 (collectively, the “Schedule 13D”).  The Schedule 13D was previously filed by NTC with respect to its beneficial ownership of common stock, par value $.001 per share, of Hungarian Telephone and Cable Corp. (“HTCC”).  Invitel Holdings A/S is the successor, pursuant to a merger and related transactions, to HTCC in accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended.  Therefore, the Schedule 13D, as amended by this Amendment No. 8, now relates to the beneficial ownership by NTC of the ordinary shares, par value €0.01 per share (the “Ordinary Shares”), and the American depositary shares, each representing one Ordinary Share (the “ADSs” and, together with the Ordinary Shares, the “Shares”), of Invitel Holdings A/S (“the Issuer”). Capitalized terms used but not otherwise defined in this document have the meanings assigned to them in the Schedule 13D.

Neither the filing of this Amendment No. 8 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that any such person is the beneficial owner of any of the shares of the Issuer referred to herein for the purposes of Section 13(d) of the Securities Exchange Act 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

“This statement relates to the ordinary shares, par value €0.01 per share (the “Ordinary Shares”), and the American depositary shares, each representing one Ordinary Share (the “ADSs” and, together with the Ordinary Shares, the “Shares”), of Invitel Holdings A/S (“the Issuer”). The Issuer is a Danish limited liability company and has its principal executive offices at Puskas Tivadar, u.8-10, H-2040 Budaörs, Hungary.

On February 26, 2009, the Issuer became the successor to Hungarian Telephone and Cable Corp., a Delaware corporation (“HTCC”), pursuant to a corporate reorganization as a result of which each share of the common stock, par value $.001 per share (the “HTCC Common Stock”), of HTCC was converted into the right to receive one ADS; provided that holders of the HTCC Common Stock may elect to receive Ordinary Shares instead of ADSs.  Pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Issuer is the successor issuer to HTCC and, pursuant to Rule 12g-3(a) under the Exchange Act, the Ordinary Shares were deemed registered under Section 12(b) of the Exchange Act.”

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

“On February 26, 2009, the Issuer became the successor to HTCC, pursuant to a corporate reorganization as a result of which each share of the HTCC Common Stock was converted into the right to receive one ADS; provided that holders of the HTCC common stock may elect to receive Ordinary Shares instead of ADSs.  Pursuant to Rule 12g-3 under the Exchange Act, the Issuer is the successor issuer to HTCC and, pursuant to Rule 12g-3(a) under the Exchange Act, the ordinary shares of the Issuer were deemed registered under Section 12(b) of the Exchange Act.”

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

“On February 26, 2009, the Issuer became the successor to HTCC, pursuant to a corporate reorganization as a result of which each share of the HTCC Common Stock was converted into the right to receive one ADS; provided that holders of the HTCC common stock may elect to receive Ordinary Shares instead of ADSs.  Pursuant to Rule 12g-3 under the Exchange Act, the Issuer is the successor issuer to HTCC and, pursuant to Rule 12g-3(a) under the Exchange Act, the ordinary shares of the Issuer were deemed registered under Section 12(b) of the Exchange Act.

On March 2, 2009, a subsidiary of TDC (the “TDC Sub”) entered into a loan agreement (the “Loan Agreement”) with a subsidiary of the Issuer, pursuant to which the TDC Sub agreed to make a loan in the amount of approximately €34 million, and the terms and subject to the conditions of the Loan Agreement.  A copy of the Loan Agreement is attached as an Exhibit to Amendment No. 16 to Schedule 13D filed by TDC with respect to the Issuer, and is incorporated by reference herein.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

“On February 26, 2009, the Issuer became the successor to HTCC, pursuant to a corporate reorganization as a result of which each share of the HTCC Common Stock was converted into the right to receive one ADS; provided that holders of the HTCC common stock may elect to receive Ordinary Shares instead of ADSs.  Pursuant to Rule 12g-3 under the Exchange Act, the Issuer is the successor issuer to HTCC and, pursuant to Rule 12g-3(a) under the Exchange Act, the ordinary shares of the Issuer were deemed registered under Section 12(b) of the Exchange Act.

On March 2, 2009, a subsidiary of TDC (the “TDC Sub”) entered into a loan agreement (the “Loan Agreement”) with a subsidiary of the Issuer, pursuant to which the TDC Sub agreed to make a loan in the amount of approximately €34 million, and the terms and subject to the conditions of the Loan Agreement.  A copy of the Loan Agreement is attached as an Exhibit to Amendment No. 16 to Schedule 13D filed by TDC with respect to the Issuer, and is incorporated by reference herein.”

Item 7. Material to be Filed as Exhibits

The following document is hereby filed as an exhibit:

Exhibit	Description
Ex-99.17

Loan Agreement, dated March 2, 2009, between Magyar Telecom B.V. and TDCH III ApS and Invitel Holdings A/S, incorporated herein by reference to Exhibit 99.5 of the Amendment No. 16 to the statement on Schedule 13D filed by TDC A/S with the Securities and Exchange Commission on March 4, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2009

NORDIC TELEPHONE COMPANY APS
By:	/s/ Andrew Sillitoe
Andrew Sillitoe
Director

By:	/s/ Oliver Haarmann
Oliver Haarmann
Director

By:	/s/ Gustavo Schwed
Gustavo Schwed
Director

By:	/s/ Lawrence H. Guffey
Lawrence H. Guffey
Director

By:	/s/ Kurt Björklund
Kurt Björklund
Director

NORDIC TELEPHONE COMPANY INVESTMENT APS
By:	/s/ Andrew Sillitoe
Andrew Sillitoe
Director

By:	/s/ Oliver Haarmann
Oliver Haarmann
Director

By:	/s/ Gustavo Schwed
Gustavo Schwed
Director

By:	/s/ Lawrence H. Guffey
Lawrence H. Guffey
Director

By:	/s/ Kurt Björklund
Kurt Björklund
Director

For and on behalf of Apax Partners Europe Managers Ltd. as Manager of Apax Europe VI-A, L.P.

By:	/s/ Andrew Sillitoe
Andrew Sillitoe
Authorized Person

For and on behalf of Apax Partners Europe Managers Ltd. as Manager of Apax Europe VI-1 L.P.

By:	/s/ Andrew Sillitoe
Andrew Sillitoe
Authorized Person

For and on behalf of Apax Europe VI GP, Co. Ltd. as general partner of Apax Europe VI GP, L.P. Inc.

By:	/s/ Denise Fallaize
Denise Fallaize
Authorized Person

For and on behalf of Apax Europe VI GP, Co. Ltd.

By:	/s/ Denise Fallaize
Denise Fallaize
Authorized Person

For and on behalf of Apax Partners Europe Managers Ltd.

By:	/s/ Andrew Sillitoe
Andrew Sillitoe
Authorized Person

For and on behalf of

Apax Angel Syndication Partners (Cayman) GP Ltd acting in its capacity as general partner of

Apax Angel Syndication Partners (Cayman) L.P.

By:	/s/ Mark Cook
Mark Cook
Authorized Signatory

Apax Angel Syndication Partners (Cayman) GP Ltd

By:	/s/ Mark Cook
Mark Cook
Authorized Signatory

Blackstone NSS Communications Partners (Cayman) L.P.

By Blackstone Communications Management Associates (Cayman) L.P., its General Partner

By Blackstone Communications GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Robert L. Friedman
Manager

Blackstone Family Communications Partnership (Cayman) L.P.

By Blackstone Communications GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Robert L. Friedman
Manager

Blackstone Capital Partners (Cayman) IV L.P.

By Blackstone Management Associates (Cayman) IV L.P., its General Partner

By BCP IV GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Robert L. Friedman
Manager

Blackstone Capital Partners (Cayman) IV-A L.P.

By Blackstone Management Associates (Cayman) IV L.P., its General Partner

By BCP IV GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Robert L. Friedman
Manager

Blackstone Family Investment Partnership (Cayman) IV-A L.P.

By BCP IV GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Robert L. Friedman
Manager

Blackstone Participation Partnership (Cayman) IV L.P.

By BCP IV GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Robert L. Friedman
Authorized Person

Blackstone Communications Management Associates (Cayman) L.P.

By Blackstone Communications GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Robert L. Friedman
Manager

Blackstone Management Associates (Cayman) IV L.P.

By BCP IV GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Robert L. Friedman
Manager

Blackstone FI Communications Associates (Cayman) Ltd.

By:	/s/ Robert L. Friedman
Robert L. Friedman
Director

Blackstone LR Associates (Cayman) IV Ltd.

By:	/s/ Robert L. Friedman
Robert L. Friedman
Director

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

Signed by for and on behalf of

KKR Millennium Fund (Overseas), Limited Partnership

By: KKR Associates Millennium (Overseas), Limited Partnership, its general partner

By: KKR Millennium Limited, its general partner

By:	/s/ William J. Janetschek
William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR Associates Millennium (Overseas), Limited Partnership

By: KKR Millennium Limited, its general partner

By:	/s/ William J. Janetschek
William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR Millennium Limited

By:	/s/ William J. Janetschek
William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR European Fund II, Limited Partnership

By: KKR Associates Europe II, Limited Partnership, its general partner

By: KKR Europe II Limited, its general partner

By:	/s/ William J. Janetschek
William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR Associates Europe II, Limited Partnership

By: KKR Europe II Limited, its general partner

By:	/s/ William J. Janetschek
William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR Europe II Limited

By:	/s/ William J. Janetschek
William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR Partners (International) Limited Partnership

By: KKR 1996 Overseas Limited

By:	/s/ William J. Janetschek
William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR 1996 Overseas Limited

By:	/s/ William J. Janetschek
William J. Janetschek
Authorized Person

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
general partner of Permira Europe III L.P.	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
general partner of Permira Europe III L.P.	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
managing limited partner of Permira Europe III GmbH & Co. KG	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Nominees Limited as nominee for	)	Alternate Director
Permira Investments Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited as administrator of	)	Alternate Director
Permira Europe III Co-investment Scheme	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P.	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited	)	Alternate Director

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Holdings Limited	)	Alternate Director

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe II Managers L.P. as	)	Alternate Director
general partner of Permira Europe II L.P. 1,	)
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe II Managers L.P. as	)	Alternate Director
general partner of Permira Europe II L.P. 2)
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe II Managers L.P. as	)	Alternate Director
managing general partner of	)
Permira Europe II C.V. 3)
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe II Managers L.P. as	)	Alternate Director
managing general partner of	)
Permira Europe II C.V. 4)
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira (Europe) Limited as manager of	)	Alternate Director
Permira Europe II Co-investment Scheme	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
SV (Nominees) Limited as nominee for	)	Alternate Director
Schroder Ventures Investments Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe II Managers L.P.	)	Alternate Director
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira (Europe) Limited Alternate Director	)	Alternate Director

PROVIDENCE EQUITY OFFSHORE PARTNERS V L.P.

By: Providence Equity Offshore GP V L.P., the General Partner

By: Providence Equity Partners (Cayman) V Ltd., its general partner

By:	/s/ Paul J. Salem
Paul J. Salem
Authorized Person

PROVIDENCE EQUITY OFFSHORE GP V L.P.

By: Providence Equity Partners (Cayman) V Ltd., its general partner

By:	/s/ Paul J. Salem
Paul J. Salem
Authorized Person

PROVIDENCE EQUITY PARTNERS (CAYMAN) V LTD.

By:	/s/ Paul J. Salem
Paul J. Salem
Authorized Person

PROVIDENCE EQUITY OFFSHORE PARTNERS IV L.P.

By: Providence Equity Offshore GP IV L.P., the General Partner

By: Providence Equity Partners (Cayman) IV Ltd., its general partner

By:	/s/ Paul J. Salem
Paul J. Salem
Authorized Person

PROVIDENCE EQUITY OFFSHORE GP IV L.P.

By: Providence Equity Partners (Cayman) IV Ltd., its general partner

By:	/s/ Paul J. Salem
Paul J. Salem
Authorized Person

PROVIDENCE EQUITY PARTNERS (CAYMAN) IV LTD.

By:	/s/ Paul J. Salem
Paul J. Salem
Authorized Person

PROVIDENCE EQUITY OPERATING PARTNERS IV L.P.

By: Providence Equity GP IV L.P., the General Partner

By: Providence Equity Partners IV L.L.C., its general partner

By:	/s/ Paul J. Salem
Paul J. Salem
Authorized Signatory

PROVIDENCE EQUITY GP IV L.P.

By: Providence Equity Partners IV L.L.C., its general partner

By:	/s/ Paul J. Salem
Paul J. Salem
Authorized Signatory

PROVIDENCE EQUITY PARTNERS IV L.L.C.

By:	/s/ Paul J. Salem
Paul J. Salem
Authorized Signatory

PROVIDENCE SYNDICATION PARTNERS (CAYMAN) L.P.

By: Providence Syndication Partners (Cayman) GP, Ltd., its general partner

By:	/s/ Jonathan M. Nelson
Jonathan M. Nelson
Authorized Signatory

PROVIDENCE SYNDICATION PARTNERS (CAYMAN) GP, LTD.

By:	/s/ Jonathan M. Nelson
Jonathan M. Nelson
Authorized Signatory

By:	/s/ Paul J. Salem
Paul J. Salem

By:	/s/ Jonathan M. Nelson
Jonathan M. Nelson

By:	/s/ Glenn M. Creamer
Glenn M. Creamer